520 Broad Street

Newark, NJ 07102

February 8, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rafael Holdings, Inc.

Registration Statement on Form S-3

Filed on January 20, 2021

File No. 333-252261

Ladies and Gentlemen

Reference is made to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) by Rafael Holdings, Inc. (the “Registrant”), on January 20, 2021. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant has determined at this time not to pursue the offering of securities pursuant to this Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, notes that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement have been credited for future use.

If you have any questions or comments concerning this request, please call me at 212-658-1450.

Sincerely,

/s/ David Polinsky
David Polinsky
Chief Financial Officer